

September 3, 2013

VIA E-Mail
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
Brookfield Place
P.O. Box 762
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2012**
> **Filed on April 2, 2013**
> **File No. 033-97038**

Dear Mr. Brian D. Lawson:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Part 1 – Overview and Outlook

Consolidated Financial Information, page 19

1.   You indicate that a large variance in revenues within a business that is largely owned by non-controlling interests may have a relatively small impact on net income attributable to shareholders. Please clarify this statement to us and describe in more detail why this would be the case. We may have further comment.

Part 3 – Business Segment Results

Segment Operating and Performance Measures, pages 34 - 36

2.	We continue to question your presentation and discussion of non-IFRS measures. Although you identify several measures as non-IFRS on pages 34-36, you have co-mingled your discussion of the non-IFRS measures with your IFRS segment profit/(loss) measures in your segment discussion. Please revise your segment discussion to separately discuss the results of all of your segments first on an IFRS basis (e.g., FFO) and then, to the extent you continue to disclose the non-IFRS measures (e.g., net operating income and segment operating income), on a non-IFRS basis. Your current presentation does not adequately separate and identify the measures and provides undue prominence to the non-IFRS measures.

3.	For some of the measures identified as non-IFRS measures, we note you have referenced readers to the reconciliations provided within Note 3. To the extent you continue to present and discuss non-IFRS measures, please revise to present the related reconciliations alongside such discussion instead of referencing to footnote disclosures which should be presented in accordance with IFRS requirements. Also, clarify why your footnotes include non-IFRS measures. We may have further comment.

4.	Please further clarify to us the basis for your FFO definition. Specifically, explain your basis for inclusion of disposition gains that are not otherwise included in net income as determined under IFRS. In particular, explain why management believes it is useful to investors to include the fair value changes and revaluation surplus recorded in prior periods when assessing the financial performance of the company and its segments in the current period. It does not appear that the definition of FFO would include amounts that are not recorded in the latest year's financial statements. We may have further comment.

5.	We note you have reconciled net operating income and segment operating income to revenues. It appears that net income is the most comparable measure to net operating and segment operating income, not revenue. Please revise or explain your basis for determining that revenue was the most comparable measure calculated in accordance to IFRS instead of net income.

6.	Since you include a discussion and analysis of your segment performance measures as determined under IFRS 8, you should also include a complete discussion of the reconciling items that are not included in each of the segment performance measures. Please revise to provide discussion and analysis of the reconciling items that apply to each particular segment being discussed.

7.	We note your disclosure of "net invested capital" when discussing your office development, opportunity and finance and when discussing your portfolio valuation of your renewable energy segment. Please clarify how you define this term, how it is used by management to assess your financial condition and/or performance, and how these amounts relate to your IFRS financial statements. We may have further comment.

Asset Management and Other Services, pages 39 – 43

8.   We note that you have presented annualized amounts alongside your presentation of results of operations accounted for under IFRS. Please revise to present such information separately from your results of operations accounted for under IFRS. As a part of your revised disclosures, please discuss the importance of providing such information to investors and how management utilizes this information in assessing and monitoring performance. Also, tell us and disclose how you calculate the annualized amounts.

9.   Please expand your disclosure to also note the amount of asset management and other fees that are eliminated in consolidation.

Property, page 43

10.   In future Exchange Act reports, please revise to provide more detail regarding the geographic diversification and tenant concentration of your portfolio. In addition, please revise to clarify the portion of your portfolio that is fully consolidated on your balance sheets and the portion that is accounted for using the equity method of accounting.

11.   We note your disclosure on page 44 that you completed the development of the 1 million square foot Brookfield Place office tower in Perth and advanced work on 6 million square feet of office development projects. In future Exchange Act reports, for material developments, please revise your disclosure to provide the completion date, costs incurred to date and budgeted costs. For completed developments, please disclose costs per square foot, including whether leasing costs are included.

12.   We note that leases representing 10.3% and 10.7% are expiring in 2013 for your office and retail properties, respectively. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

13.   We note your disclosure in the tables on pages 46 and 47 with respect to expiring leases for your office and retail properties. In future Exchange Act reports, please revise to

provide the annual rental and gross annual rental represented by such expiring leases. In addition, please discuss the relationship between market rents and expiring rents.

Office Properties, page 45

14.   We note your disclosure on page 46 with respect to the strong credit quality of your tenants and that you direct special attention to credit quality to ensure the long-term sustainability of rental revenues through economic cycles. In future Exchange Act reports, please revise to describe how you monitor tenant credit quality.

Retail Properties, page 47

15.   We note your disclosure on page 45 with respect to the period to period changes in same store performance for your office properties. In future Exchange Act reports, for your retail properties, please revise to discuss period to period changes in same store performance and within same store, please address the relative impact of occupancy and rent rate changes.

Renewable Power, page 49

16.   We note your disclosure on page 52 that your wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that fix the prices for most of the North American hydroelectric generation that is not already sold under a long-term contract. In future Exchange Act reports, please revise to provide more detailed disclosure regarding these agreements and how they impact your business operations and revenues. In addition, please clarify to explain how the majority of these arrangements are offset by you with long-term contracts.

Part 4 – Capitalization and Liquidity

Debt to Capitalization, pages 65 – 66

17.   We note that your inclusion of accounts payable and other liabilities and deferred income taxes within your capitalization definition is consistent with how you assess your leverage ratios and how you present them to your rating agencies. Please clarify for us and revise your disclosure to further discuss your basis for including such amounts as capitalization. Also, please highlight that their inclusion may cause your calculation to not be comparable to ratios of other companies.

Cash and Financial Assets, page 68

18.   We note that you maintain a portfolio of financial assets funded with surplus activity.   Please tell us and revise your disclosure to define surplus activity.   Please clarify how you determine whether to utilize all surplus activity to fund investments in

financial assets and if the amount of cash and cash equivalents in the table represents un-utilized surplus.   To the extent a portion of the surplus activity is not utilized to fund financial assets, please describe how you utilize this cash flow.   Also, further explain the amounts included in the Revenues, Gains and Direct Costs column.

Note 3 – Segmented Information, pages 102 – 108

19.   We note your disclosure that you consider Funds from Operations to be a key measure of your financial performance. We also note your disclosure of Net Income by operating segment in the table on page 103. It is unclear if Net Income is another measure of segment profit/(loss) that is used by your chief operating decision maker. Please explain or remove Net Income by operating segment. We may have further comment.

20.   We note the reconciliation of total entity FFO to net income disclosed on page 105. Please remove this reconciliation from your footnote, because total entity FFO appears to be a non-IFRS measure. Please also revise your footnote to include a reconciliation which reconciles total reportable segment profit or loss to entity profit or loss in accordance with paragraph 28(b) of IFRS 8.

21.   Based on your discussion by segment within Part 3, we note that you disaggregate information within each segment to a lower level by business line.   Please clarify how you have complied with the disclosure requirements outlined within paragraph 32 of IFRS 8.

Note 29 – Other Information, page 143

Commitments, Guarantees and Contingencies, page 143

22.   Please tell us how you have complied with the disclosure requirements of IAS 37 regarding contingent liabilities related to legal proceedings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant